Exhibit 4.1

2005 MSA SUPPLEMENTAL SAVINGS PLAN

Effective January 1, 2005

2005 MSA SUPPLEMENTAL SAVINGS PLAN

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2005 MSA SUPPLEMENTAL SAVINGS PLAN

Mine Safety Appliances Company (the “Company”) hereby establishes this 2005 MSA SUPPLEMENTAL SAVINGS PLAN (the “Plan”) effective January 1, 2005 as provided below.

WHEREAS, the Company maintains the MSA Retirement Savings Plan (the “Retirement Savings Plan”) for the benefit of its employees; and

WHEREAS, the Retirement Savings Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and provides for elective deferrals up to 25% (50% on or after January 1, 2009) of compensation as permitted under Code Section 401(k) and matching contributions of 50% of each dollar deferred up to a maximum elective deferral of 8% (100% of the first 1% and 50% of the next 6% of elective deferrals on or after January 1, 2009) as permitted under Code Section 401(m); and

WHEREAS, the Company adopted the MSA Supplemental Savings Plan effective January 1, 1987, as amended from time to time and as most recently amended and restated effective January 1, 2003, to provide benefits to certain executive employees that could not be provided under the Retirement Savings Plan on account of Code Section 415 and other qualified plan limits; and

WHEREAS, following the enactment of Code Section 409A, the Company determined that all participant accounts under the MSA Supplemental Savings Plan were fully vested as of December 31, 2004, and it therefore elected to (i) apply the terms of the MSA Supplemental Savings Plan to all deferrals of compensation that were earned and vested on or before December 31, 2004 (including earnings thereon) and (ii) establish the Plan for deferrals of compensation on and after January 1, 2005; and

WHEREAS, the Company has timely complied with Code Section 409A documentary requirements by designating in writing prior to January 1, 2008 the permissible distribution events and forms of payment under the Plan, as evidenced by, among other things, the Plan’s initial deferral and distribution election form, which was finalized in November 2007; and

WHEREAS, the Company now desires to establish the Plan as an unfunded, nonqualified plan of deferred compensation for a select group of management or highly compensated employees for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended, the terms of which shall be applicable to nonqualified deferred compensation that is earned or becomes vested on or after January 1, 2005 (including earnings thereon).

NOW THEREFORE, the Plan is hereby established as follows:

ARTICLE I

DEFINITIONS

Unless otherwise specifically defined in this Article I or where a term first appears in this Plan, all capitalized terms used in this Plan shall have the same meanings as are ascribed to them under the Company’s Retirement Savings Plan.

1.1 “Administrator” means the Retirement Savings Plan Committee, as appointed by the Board from time to time, unless the Board shall expressly appoint another Administrator. The Administrator may, by written notice of appointment delivered to any other person or persons (whether legal or natural), designate and allocate any fiduciary responsibility to such other person or persons, who may also serve in more than one fiduciary capacity with respect to the Plan.

1.2 “Affiliate” means an “Affiliate” within the meaning set forth in Rule 12b-2 promulgated under Section 12 of the Exchange Act.

1.3 “Beneficiary” means the person or persons designated by a Participant (in accordance with procedures established by the Administrator) to receive the value of his Supplemental Account in the event of his death prior to receipt of all benefits due hereunder, provided that such Beneficiary designation must be in writing on a form provided by and filed with the Administrator prior to the Participant’s death and shall not be effective until received by the Administrator. If no such person is designated by a Participant, Beneficiary means the person or persons designated by the Participant under the provisions of the Retirement Savings Plan to receive the value of his account thereunder in the event of his death prior to receipt of all benefits due thereunder. Valid Beneficiary designation forms filed by Participants in accordance with the terms of the Prior Plan shall continue in full force and effect under this Plan unless and until a new Beneficiary is designated in accordance with this Section 1.3.

1.4 “Beneficial Owner” means a “Beneficial Owner” as set forth in Rule 13d-3 under the Exchange Act.

1.5 “Board” means the Board of Directors of Mine Safety Appliances Company, or any successor thereto.

1.6 “Bonus” means any annual calendar year bonus program paid by the Company. The term Bonus shall not include any other type of bonus paid by the Company.

1.7 A “Change in Control” of the Company shall be deemed to have occurred if the event set forth in any one of the following paragraphs of this Section 1.7 shall have occurred, to the extent that such event would also constitute a change in ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company within the meaning of Code Section 409A(a)(2)(A)(v) and the regulations promulgated thereunder:

(a)	Any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates) representing thirty percent (30%) or more of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (c) below; or

(b)	The following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date of execution hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date of execution hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(c)	There is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, at least fifty-one percent (51%) of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company’s then outstanding securities; or

(d)	The shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least fifty-one percent (51%) of the combined voting power of the voting securities of which are owned by shareholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the voting securities of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

1.8 “Claimant” has the meaning given to it in Section 7.2 hereof.

1.9 “Code” means the Internal Revenue Code of 1986, as amended from time to time.

1.10 “Code Limitations” mean the (a) Code Section 401(a)(17) limitations on a Participant’s Compensation that may be taken into account for purposes of Participant and Company contributions and (b) Code Section 415 maximum benefit limitations, in both cases, under the provisions of the Retirement Savings Plan.

1.11 “Company” means Mine Safety Appliances Company and any successor to all or a major portion of its assets or business, which successor assumes the obligations of the Company under this Plan by operation of law or otherwise. For purposes of this Plan, any subsidiary or affiliate of Mine Safety Appliances Company whose employees participate in the Retirement Savings Plan shall be included within the definition of “Company” with respect to its own employees.

1.12 “Compensation” means the compensation of a Participant as defined in the Retirement Savings Plan for purposes of calculating Employee Contributions, but without regard to the limit on such compensation otherwise required by Code Section 401(a)(17).

1.13 “Continuous Service” means “Continuous Service” as defined in the Retirement Savings Plan.

1.14 “Deferral Election” means a “salary reduction agreement” or “bonus deferral agreement” between an Eligible Employee and the Company, as described in Section 3.1. The Deferral Election must be in writing on a form provided by, and timely delivered to, the Administrator.

1.15 “Distribution Election” means the election in accordance with Article II to receive benefits under the Plan as of a Specified Date or upon a Separation from Service and in a form of payment as provided in Section 6.2 of the Plan. The election must be in writing on a form provided by, and timely delivered to, the Administrator.

1.16 “Effective Date” means January 1, 2005.

1.17 “Elected Percentage” means an Eligible Employee’s election in accordance with Section 3.1(a) to defer a portion of his Compensation in excess of the Code Limitation during a stated deferral period by a specified percentage not exceeding eight percent (8%) (seven percent (7%) effective January 1, 2009).

1.18 “Eligible Employee” means

(a) As applicable to periods prior to January 1, 2009, an Employee who participates in the Retirement Savings Plan and whose Employee Contributions, and/or any Company Matching Contributions with respect thereto, are restricted by the application of a Code Limitation, and also includes other Employees who are members of a select group of management or highly compensated employees and are designated in writing by the Administrator as eligible to participate in the Plan; and

(b) As applicable to periods on or after January 1, 2009, an Employee (including an executive officer) who is classified on the Company payroll system at the “EXEC” salary grade.

1.19 “Employee” means any person employed and classified by the Company as a common law employee. An “Employee” does not include a leased employee or an independent contractor. Individuals not considered Employees under this Section 1.19 shall not be reclassified as Employees notwithstanding a contrary determination by the Internal Revenue Service, any federal, state or local agency, or any court or other tribunal of competent jurisdiction.

1.20 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

1.21 “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

1.22 “Installment Date” means (a) in the case of a Payment Date occurring prior to January 1, 2009, each subsequent anniversary of the Payment Date, or (b) in the case of a Payment Date occurring on or after January 1, 2009, each January 15th occurring after the Payment Date.

1.23 “Investment Funds” means the separate investment vehicles designated by the Administrator in which the amounts in a Participant’s Supplemental Account can be deemed to be invested, at the election of the Participant in accordance with Article IV hereof.

1.24 “Participant” means an individual who, as an Eligible Employee, files a Deferral Election with respect to Compensation in accordance with Article II hereof. An individual who becomes a Participant continues to be a Participant until the entire amount of his benefit hereunder has been distributed; provided, however, that a Participant’s Deferral Election shall only be effective for the period during which the Participant is an Eligible Employee, or the end of a taxable year to which the deferral election relates, if later.

1.25 “Payment Date” means (a) the date upon which the Participant’s Payment Event occurs or (b) in the event that such payment is required to be delayed for six (6) months as the result of a Separation from Service in accordance with the provisions of Section 6.1(b), the first day of the seventh (7 th) month following the Participant’s Separation from Service.

1.26 “Payment Event” means the date selected by a Participant for the commencement of all or a portion of his benefits under the Plan. The Participant shall have the option, in accordance with Article II, of electing as his Payment Event either (a) the date upon which a Separation from Service occurs or (b) a Specified Date. In the event that a Participant fails to timely elect a Payment Event, such Participant shall be deemed to have elected payment as of the date upon which a Separation from Service occurs.

1.27 “Person” means a “Person” within the meaning of Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (a) the Company or any of its subsidiaries, (b) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (c) an underwriter temporarily holding securities pursuant to an offering of such securities, (d) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, or (e) any individual or entity (including the trustees (in such capacity) of any such entity which is a trust) which is, directly or indirectly, the Beneficial Owner of securities of the Company representing five percent (5%) or more of the combined voting power of the Company’s then outstanding securities immediately before the date of execution hereof or any Affiliate of any such individual or entity, including, for purposes of this Section 1.27, any of the following: (i) any trust (including the trustees thereof in such capacity) established by or for the benefit of any such individual; (ii) any charitable foundation (whether a trust or a corporation, including the trustees or directors thereof in such capacity) established by any such individual; (iii) any spouse of any such individual; (iv) the ancestors (and spouses) and lineal descendants (and spouses) of such individual and such spouse; (v) the brothers and sisters (whether by the whole or half blood or by adoption) of either such individual or such spouse; or (vi) the lineal descendants (and their spouses) of such brothers and sisters.

1.28 “Plan” means this 2005 MSA Supplemental Savings Plan, as amended from time to time.

1.29 “Prior Plan” means the MSA Supplemental Savings Plan, as amended from time to time.

1.30 “Retirement Savings Plan” means the MSA Retirement Savings Plan, as amended from time to time.

1.31 “Separation from Service” means the Participant’s cessation of employment with the Company (or any affiliate or subsidiary of the Company) for any reason whatsoever, whether voluntarily or involuntarily, including by reason of retirement or death; provided, however, that the employment relationship is treated as continuing intact while the Participant is on military leave, sick leave or other bona fide leave of absence (such as temporary employment by the government) to the extent the period of such leave does not exceed six (6) consecutive months or, if longer, so long as the Participant’s right to reemployment with the Company is provided either by statute or by contract. For this purpose, in accordance with regulations under Code Section 409A, a leave of absence shall be considered to be bona fide only if there is a reasonable expectation that the Participant will resume performing services for the Company. In addition, where a leave of absence (a) is due to a medically determinable physical or mental impairment that is expected to result in death or can be expected to last for a continuous period of at least six (6) months, and (b) such impairment causes the Participant to be unable to perform the duties of his or her position with the Company or any substantially similar position, then the Administrator shall be permitted to extend the foregoing six (6) month maximum period of leave to not more than twenty-nine (29) months of continuous absence (or such shorter period as is consistent with the Company’s employment policy regarding termination of employment of employees on disability leave). Whether a Separation from Service has occurred shall be determined by the Administrator based on whether the facts and circumstances indicate that the Participant and the Company reasonably anticipate that no further services would be performed after a certain date. However, if the Participant and the Company reasonably expect that, after such certain date, the Participant would not perform more than twenty percent (20%) of the average level of bona fide services performed (measured by time devoted to work or other measure of performance deemed appropriate by the Administrator) by the Participant over the immediately preceding thirty-six (36) month period of service to the Company (or any shorter period that represents the Participant’s full period of service to the Company), then a Separation from Service by the Participant shall be deemed to have occurred as of said certain date for purposes of this Plan. At all times, this definition shall be construed to comply with the definition of “separation from service” under Section 409(A)(a)(2)(A)(i) of the Code and regulations thereunder.

1.32 “Specified Date” means, as elected by a Participant in accordance with Article II, January 15 of a year that is elected by the Participant for the commencement of all or a portion of the Participant’s benefits under the Plan, which year may be a year prior or subsequent to the Participant’s Separation from Service.

1.33 “Specified Employee” means, as applicable to distributions made prior to January 1, 2008 in accordance with Section 6.1(b)(ii), a “specified employee” as defined in Code Section 409A and regulations promulgated thereunder and as determined in accordance with rules established and uniformly applied by the Administrator in accordance with Code Section 409A.

1.34 “Supplemental Account” means the unfunded bookkeeping accounts established and maintained in accordance with Article III hereof to record the contributions deemed to be made by the Participant and the Company for each year, as well as the earnings, gains and losses thereon, expenses allocable thereto, distributions therefrom and other reductions in value thereof.

1.35 “Supplemental Company Matching Contributions” mean the Company contributions described in Section 3.2.

1.36 “Supplemental Company Matching Contributions Account” means the bookkeeping sub-account established under the Supplemental Account for the purpose of crediting a Participant’s Supplemental Company Matching Contributions, as described in Article III hereof.

1.37 “Supplemental Employee Contributions” mean the contributions described in Section 3.1.

1.38 “Supplemental Employee Contributions Account” means the bookkeeping sub-account established under the Supplemental Account for the purpose of crediting a Participant’s deferrals, as described in Article III hereof.

1.39 “Unforeseeable Emergency” means a severe financial hardship to the Participant resulting from a sudden and unexpected illness or accident of the Participant or of a dependent (as defined in Code Section 152(a)) of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant, within the meaning of Code Section 409A.

1.40 “Valuation Date” means every business day.

ARTICLE II

PARTICIPATION AND ELECTIONS

2.1 Participation. An Eligible Employee who files a Deferral Election in accordance with Section 2.2 or 2.3 hereof shall become a Participant in this Plan as of the date provided in such Deferral Election; provided, however, that an Eligible Employee must file such Deferral Election with the Administrator within thirty (30) days after first becoming eligible, as determined in accordance with the provisions of Section 409A of the Code and the regulations thereunder. Notwithstanding the foregoing, a Participant’s Deferral Election shall be effective only for Compensation earned while the Participant is also an Eligible Employee.

2.2 Timing of Elections. Except as provided in Section 2.1 above, a Participant’s Deferral Elections and/or Distribution Elections must be filed with the Administrator no later than each December 31 for Compensation earned with respect to services performed in the immediately following plan year; provided that separate Deferral Elections and/or Distribution Elections may be made with respect to each calendar year of deferral; and provided further that amounts credited to the Participant’s Supplemental Employee Contributions Account prior to the effective date of any new Deferral Election will not be affected by such election. Notwithstanding the foregoing, Deferral Elections relating to Bonuses declared during a calendar year must be filed with the Administrator no later than June 30 of the year to which the Bonus relates.

2.3 Subsequent Elections.

(a) Deferral Elections. A Deferral Election with respect to Compensation during a calendar year may not be altered or revoked during that calendar year.

(b) Distribution Elections. A Participant may change his Distribution Election; provided, however, that such subsequent election must (1) in the case of a Specified Date, be made at least twelve (12) months before the most recently applicable Specified Date, (2) not take effect until at least twelve (12) months after the date on which the election is filed with the Administrator, and (3) result in a new Payment Date that occurs at least five (5) years after the Payment Date that is in effect immediately before the new election is made. There is no limit on the number of times that a Participant can further change his Distribution Election, as long as each election complies with the provisions of this Section 2.3(b).

ARTICLE III

THE SUPPLEMENTAL ACCOUNT

3.1 Supplemental Employee Contributions.

(a) Excess Salary Reduction Agreement (SSP A). An Eligible Employee may elect, in accordance with the provisions of Article II, to execute a salary reduction agreement with the Company (a “Deferral Election”) for purposes of specifying his Elected Percentage and to contribute such Elected Percentage as Supplemental Employee Contributions to his Supplemental Employee Contributions Account.

(b) Salary Reduction Agreement (SSP B). An Eligible Employee may also elect, in accordance with the provisions of Article II, to execute a Deferral Election with the Company to defer an additional portion of his Compensation during a stated deferral period and to credit such net reduction as Supplemental Employee Contributions to the Supplemental Employee Contributions Account portion of the Supplemental Account of the Eligible Employee. Deferral Elections under this paragraph (b) shall apply after the deferral of the amounts elected under paragraph (a) above, if any.

(c) Bonus Deferrals (SSP C). In accordance with Article II, an Eligible Employee may elect to execute a Deferral Election with the Company under which the Employee agrees to reduce his Bonus from the Company by a stated percentage or dollar amount, and to credit such reduction as Supplemental Employee Contributions to the Supplemental Employee Contributions Account portion of the Supplemental Account of the Eligible Employee. The minimum amount of deferral for a calendar year shall be the lesser of $5,000 or 5% of the annual Bonus award. The deferral of a Bonus under this paragraph (c) shall apply after the deferral of such amount, if any under paragraphs (a) and (b) above.

(d) Salary Deferral Elections. Deferral Elections filed in accordance with the provisions of Article III shall become effective on the first day of the deferral period set forth in such Deferral Election, which deferral period (except as provided in Section 2.1 hereof) shall be not less than the Participant’s complete taxable year. Such Deferral Election shall be effective to defer Compensation relating to the Participant’s services performed in such taxable year, even if the Participant ceases to be an Eligible Employee during the year, and shall be applied in the order identified in subparagraphs (a)-(c) above to the extent Compensation is available to be deferred.

3.2 Supplemental Company Matching Contributions. Supplemental Matching Contributions shall be credited to the Supplemental Matching Contributions Account of each Participant who has made a Deferral Election pursuant to Section 3.1(a). Prior to January 1, 2009, the amount of such Supplemental Matching Contributions shall be equal to fifty percent (50%) of the lesser of the Elected Percentage of Supplemental Employee Contributions or eight percent (8%) of Compensation. Effective on or after January 1, 2009, the amount of such Supplemental Matching Contributions shall be equal to (i) one hundred percent (100%) of the Participant’s Supplemental Employee Contributions up to the Elected Percentage, not to exceed the first one percent (1%) of Compensation and (ii) fifty percent (50%) of the Participant’s Supplemental Employee Contributions up to the Elected Percentage, not to exceed the next six percent (6%) of Compensation. There shall be no Supplemental Matching Contributions made with respect to Supplemental Employee Contributions based on Deferral Elections pursuant to Section 3.1(b) or (c) of this Plan.

3.3 Earnings and Expenses for a Supplemental Account. All Supplemental Employee Contributions and Supplemental Company Matching Contributions credited to a Participant’s Supplemental Account shall be treated as though invested and reinvested only in Investment Funds selected (or deemed to have been selected) by such Participant pursuant to Article IV hereof. A pro-rata portion of all dividends, interest gains and distributions of any nature earned in a given period in respect of an Investment Fund in which the Supplemental Account is treated as investing shall be credited to the Supplemental Account, such credit to be calculated by multiplying all such dividends, interest gains and distributions by a fraction, the numerator of which is equal to the portion of the Supplemental Account of each Participant that is deemed to be invested in the particular Investment Fund and the denominator of which is equal to the aggregate of all amounts invested in the same Investment Fund. All investment income deemed to be received from an Investment Fund shall be deemed to be reinvested in the same Investment Fund. Expenses attributable to the acquisition of investments shall be charged to the Supplemental Account (and respective sub-accounts thereof) of the Participant for which such investment is deemed to have been made.

3.4 Recordkeeping. The dollar amounts of any such Employee Contributions and Company Matching Contributions for a Participant for each payroll period shall be credited promptly upon the completion of such payroll period to the appropriate sub-account of the Participant’s Supplemental Account (an unfunded bookkeeping account). The sum of the balance of a Participant’s Supplemental Employee Contributions Account and the vested balance of a Participant’s Supplemental Company Matching Contribution Account, as such sum varies from time to time, shall be recorded on the financial books and records of the Company as a liability owed to the Participant. The Administrator or its delegate shall maintain such bookkeeping accounts as it deems necessary to administer this Plan and shall calculate, or direct the calculation of, amounts in the Participants’ Supplemental Accounts. The Administrator’s

determination of the value of Participants’ Supplemental Accounts shall be final and binding upon all Participants and on the Company. Participants will be furnished statements of their Supplemental Account values at least quarter-annually.

ARTICLE IV

PARTICIPANT-DIRECTION OF INVESTMENT

4.1 Participant-Directed Investment. Subject to Section 4.5 hereof, a Participant may make elections as to the deemed investment of his Supplemental Account in accordance with such procedures as are established and uniformly applied by the Administrator or its delegate. The Administrator or its delegate shall provide each Participant with a description of the Investment Funds available for selection from time to time and such other relevant information about the Investment Funds as it receives from time to time. The Participant’s investment election shall remain in force until revised by means of a subsequent investment election becoming effective pursuant to Section 4.2 hereof. During any period in which the Participant does not have an investment election in force, the Participant shall be deemed to have elected an investment in the Retirement Government Money Market Portfolio (or any substantially similar approved Investment Fund which has been substituted therefor) until another investment election subsequently becomes effective pursuant to Section 4.2 hereof.

4.2 Changes in Investment Direction and Transfers. Subject to Section 4.5 hereof, on any business day a Participant may elect to change his deemed investment election as to subsequent contributions or to transfer amounts among one or more of the Investment Funds then available by following notice procedures established and uniformly applied by the Administrator or its delegate. The Participant’s notice of change or transfer shall be effective as soon as reasonably practicable (as determined by the Administrator in its sole discretion) after the Administrator or its delegate has received such notice.

4.3 Responsibility for Investment Elections. The selection of investment choices among the Investment Funds available from time to time shall be the sole responsibility of each

Participant. The deemed investment return (or loss) with respect to a Participant’s Supplemental Account shall be determined solely by the Participant’s investment elections made in accordance with this Supplemental Plan and the procedures established and uniformly applied by the Administrator or its delegate. The availability of an Investment Fund to a Participant shall not be construed as a recommendation for investment therein. Further, neither the Company, any Participating Affiliate, the Administrator or its delegate, any Employee nor the trustee of any trust which may be established by the Company in accordance with Section 8.3 hereof is authorized to make any recommendation to any Participant with respect to the selection of investments among the Investment Funds.

4.4 Participant’s Risk. Each Participant assumes all risk connected with any decrease in the market value of any of his Supplemental Account’s deemed investments. The value of the Participant’s Supplemental Account and the payment of any amount which may be or become due therefrom are not guaranteed by any one or any entity.

4.5 Investment Restrictions, Temporary Suspensions of Plan Activities and Investment Fund Transfers by Administrator. The provisions of this Section 4.5 shall apply notwithstanding any other provision of any other Section of this Plan to the contrary. In accordance with its established and uniformly applied procedures, the Administrator or its delegate may place certain restrictions or limitations on the dollar amounts, percentages or types of investment elections, transfers and/or allocations which are deemed made under the Plan. If the Administrator changes the Plan’s record keeper, the Administrator may temporarily suspend certain Plan activities (including without limitation, distributions, contribution percentage changes and investment allocations) in order to facilitate the recordkeeping change. If an Investment Fund is eliminated by the Administrator or its delegate, then the Administrator or its delegate may direct that amounts deemed to be invested in the Investment Fund which was eliminated shall be automatically transferred to another Investment Fund with similar investment goals. After any such transfer by the Administrator or its delegate, further investment changes may be made by the Participant in accordance with Section 4.2 hereof. Notwithstanding the foregoing provisions of this Section 4.5, no power given the Administrator or its delegate in this Section 4.5 can be used after a Change in Control to reduce or adversely affect in any way any benefit payable to, or accrued by, a Participant (or his Beneficiary) hereunder.

ARTICLE V

VESTING

5.1 Vesting in Supplemental Employee Contributions Account. A Participant’s unfunded and unsecured interest in his Supplemental Employee Contributions Account shall be 100% vested at all times.

5.2 Vesting in Supplemental Company Contributions Account. A Participant’s unfunded and unsecured interest in his Supplemental Company Matching Contributions Account shall become 100% vested upon the earliest of the following to occur:

(a) Participant’s completion of five (5) years of Continuous Service (two (2) years of Continuous Service effective January 1, 2009 for Participants who are or become Employees of the Company on or after January 1, 2009);

(b) Death of the Participant while employed by the Company;

(c) Attainment of the Participant’s sixty-fifth (65th) birthday while employed by the Company; or

(d) Occurrence of a Change in Control while the Participant is employed by the Company.

5.3 Forfeitures. If a Participant terminates his employment, any portion of his Supplemental Account (including any amounts credited after his termination of employment) which is not payable to him under Article VI hereof shall be forfeited by him upon such termination.

ARTICLE VI

DISTRIBUTION OF BENEFITS

6.1 Time of Distribution.

(a) Generally. Subject to Section 6.6, the vested amount held in a Participant’s Supplemental Account hereunder shall become payable to him commencing as soon as administratively feasible on or after the Participant’s Payment Date or Installment Date, as applicable, but in no event later than the second pay processed thereafter pursuant to the Company’s routine payroll practices as in effect from time to time. Distributions following a Payment Date or Installment Date, as applicable, pursuant to this Article VI shall be based on the value of the Participant’s Supplemental Account as of the applicable Payment Date or Installment Date, respectively, and shall not affect the allocation of future amounts to the Participant’s Supplemental Account, if any.

(b) Delay Upon Separation from Service. A six (6) month payment delay shall apply to Payment Events resulting from a Separation from Service as follows:

(i) Separations from Service On and After January 1, 2008. In the case of a Payment Event resulting from a Participant’s Separation from Service on or after January 1, 2008, the Payment Date for purposes of Section 6.1 shall be the first day of the seventh month after the Participant’s Separation from Service.

(ii) Separations from Service Prior to January 1, 2008. In the case of a Payment Date resulting from a Separation from Service prior to January 1, 2008, but on or after the Effective Date, the six (6) month delay described above in subsection (i) shall apply only to Specified Employees.

6.2 Form of Distribution.

(a) Normal Form. Subject to a Participant’s election pursuant to subsection (b) below, payment shall be made in the form of a single cash lump sum.

(b) Optional Forms. In lieu of the normal form described in subsection (a) above, the Participant may make a Distribution Election with respect to each Deferral Election to receive the vested balance of his Supplemental Account as applicable to such Deferral Election in any number of annual installments of not less than two (2) years and not more than fifteen (15) years, commencing on the Payment Date and continuing on each Installment Date. Each installment made pursuant to this Section 6.2 shall be calculated by dividing the value of the Participant’s vested Supplemental Account on the Payment Date (as to the first payment) or Installment Date (as to each subsequent payment) attributable to such Deferral Election by the number of remaining installment payments. Subsequent Distribution Elections may be made only in accordance with Section 2.3.

6.3 Distribution Upon Unforeseeable Emergency. Notwithstanding anything in the Plan to the contrary, a Participant may, upon application, receive a single sum distribution of all or a portion of his vested Supplemental Account in the event of an Unforeseeable Emergency, with such payment to be made as soon as administratively feasible on or after the date of the Company’s receipt of the Participant’s application, but in no event later than the second pay processed thereafter pursuant to the Company’s routine payroll practices as in effect from time to time. The amount provided as a hardship distribution must be limited to the amount necessary to meet the need and may not be made to the extent that such Unforeseeable Emergency is or may be relieved through reimbursement or compensation from insurance or otherwise, by liquidation of the Participant’s assets, to the extent the liquidation of such assets would not cause severe financial hardship or by cessation of deferrals under this Plan. Any such hardship distribution shall not have any affect on the allocation of future amounts to the Participant’s Supplemental Account.

6.4 Distribution on Death. In the event of a Participant’s death hereunder, the value of his Supplemental Account on his date of death shall be paid to his Beneficiary in a lump sum cash payment within sixty (60) days following the Participant’s death.

6.5 Distribution Pursuant to Domestic Relations Orders. Notwithstanding the foregoing, the time or schedule of a payment from a Participant’s Supplemental Account may be accelerated as necessary to fulfill the requirements to make payment to an alternate payee pursuant to a domestic relations order (as defined in Code Section 414(p)(1)(B)).

6.6 Distribution upon a Change in Control. Notwithstanding the foregoing provisions of this Article VI, if a Participant shall incur a Separation from Service on or within the two (2)-year period immediately following a Change in Control (other than by the Participant’s death), the Participant’s Distribution Election shall no longer apply, and in lieu thereof, the entire balance of his Supplemental Account as of his Separation from Service shall be paid to him in a single cash payment as soon as administratively feasible on or after the first day of the month that is seven (7) months after such Separation from Service, but in no event later than the second pay processed thereafter pursuant to the Company’s routine payroll practices as in effect from time to time.

6.7 Additional Procedures. The Administrator, in its sole discretion, may establish additional procedures and requirements for elections and the payment of benefits under the Plan provided that they do not violate Code Section 409A.

ARTICLE VII

GENERAL PROVISIONS

7.1 Administration.

(a) Generally. The Plan shall be administered by the Administrator. The Administrator is hereby authorized to delegate any part or all of its duties to such other administrators as it may appoint.

(b) Duties. The Administrator (or its delegate) shall perform the duties required, and shall have the powers necessary, to administer the Plan and carry out the provisions thereof.

(c) Powers. The powers of the Administrator (or its delegate) shall be as follows:

(i)	To determine any question arising in connection with the Plan (and its decision or action in respect thereof shall be final, conclusive and binding upon the Company and the Participants and any other individual interested herein);

(ii)	To engage the services of counsel or an attorney (who may be counsel or attorney for the Company) and an actuary, if it deems necessary, and such other agents or assistants as it deems advisable for the proper administration of the Plan; and

(iii)	To receive from the Company and from Participants such information as shall be necessary for the proper administration of the Plan.

(d) Records and Reports. The Administrator shall keep a record of proceedings and actions and shall maintain or cause to be maintained all such books of account, records, and other data as shall be necessary for the proper administration of the Plan. Such records shall contain all relevant data pertaining to Participants and their rights under this Plan. The Administrator shall have the duty to carry into effect all rights or benefits provided under the Plan to the extent assets of the Company are properly available.

(e) Interpretation. The Administrator may reasonably take any action, correct any defect, supply any omission or reconcile any inconsistency in the Plan, or in any Beneficiary designation under the Plan, in the manner and to the extent it shall deem necessary to carry this Plan into effect or to carry out the Company’s intent and purposes in adopting the Plan. Any decision, interpretation or other action made or taken in good faith by the Administrator arising out of or in connection with the Plan, shall be within its reasonable discretion, and shall be final, binding and conclusive on the Company and all Participants and Beneficiaries and their respective heirs, executors, administrators, successors and assigns, except as otherwise provided in this Article VII. The Administrator’s determinations hereunder need not be uniform or consistent

7.2 Claim and Appeal Procedure.

(a) Application for Benefits. In the event of a claim by a Participant or other person for or in respect to any benefit under the Plan, such Participant or other person (the “Claimant”) shall present the reason for the claim in writing to the Administrator or to such other person or entity designated and communicated by the Administrator.

(b) Claims and Appeals.

(i) In the event a claim for benefits is denied by the Administrator, written notice of the denial will be provided within ninety (90) days after receipt of the claim, or within one hundred and eighty (180) days if special circumstances require an extension of time (in which event the Claimant will be notified in writing of the delay during the initial ninety (90)-day period and the notice will indicate the special circumstances requiring an extension of time and the date by which the Administrator expects to render the benefit determination). The notice shall set forth:

(A) the specific reason(s) for the denial;

(B) specific reference to the Plan provisions on which the denial is based;

(C) a description of any additional material or information which must be submitted to perfect the claim, and an explanation of why such material of information is necessary;

(D) an explanation of the Plan’s review procedure; and

(E) the time limits applicable to the Plan’s review procedure and a statement of the claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on review.

(ii) The Claimant shall have sixty (60) days after the day on which such written notice of denial is received, in which to apply (in person or by his authorized representative) to the Administrator in writing for a full and fair review of the denial of his claim. In connection with such review, the Claimant (or his representative) shall be afforded reasonable opportunity to review pertinent documents, and may submit issues and comments in writing. In addition, the Claimant (or his representative) shall have the right to submit documents, records, and other information relating to the claim for benefits, and shall be provided, upon request and free of charge, reasonable access to and copies of all documents, records, and other information relevant to the claim for benefits. At the Administrator’s sole option, it may arrange for a written or oral hearing or to meet personally with the Claimant and/or representative for the purpose of hearing the claimant’s contentions and such relevant evidence as the Claimant may wish to offer.

(iii) The Administrator will issue its decision on review within sixty (60) days after receipt of the request for review, or within one hundred and twenty (120) days if special circumstances require an extension of time after receipt of the request for review. (Written notice of any such extension will be furnished to the Claimant before the commencement of such extension, and the notice shall indicate the special circumstances requiring an extension of time and the date by which the Administrator expects to render the determination on review.) The decision will be in writing and set forth specific reasons for the decision and specific references to pertinent Plan provisions on which the decision is based. In addition, the written notice of the decision denying a claim will contain:

(A) a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to and copies of all Plan documents, records, and other information relevant to the claimant’s claim for benefits, and

(B) a statement of the claimant’s right to bring an action under Section 502(a) of ERISA.

(iv) The Administrator’s review shall take into account all comments, documents, records, and other information submitted by the Claimant (or his representative), without regard to whether such information was submitted or considered in the initial benefit determination.

(v) For purposes of this Section 7.2, Plan information is considered “relevant” to a claimant’s claim if such document, record, or other information

(A) was relied upon in making the benefit determination;

(B) was submitted, considered, or generated in the course of making the benefit determination, without regard to whether such document, record, or other information was relied upon in making the determination; or

(C) demonstrates compliance with the Plan’s review procedures and that, if appropriate, the Plan provisions have been applied consistently with respect to similarly situated claimants.

(c) Statute of Limitations. Notwithstanding the foregoing, an action brought under ERISA Section 502(a), if any, must be commenced within one (1) year after the claimant’s receipt of the denial of any appeal from an initial claim denial made pursuant to this Section 7.2, without regard to any state or federal statutes establishing provisions relating to limitations of actions.

(d) Failure to Follow Claims Procedure. If a Claimant does not follow the procedures set forth above, he shall be deemed to have waived the right to appeal benefit determinations under the Plan. In addition, all determinations by and decisions of the Administrator under this Section 7.2 shall be binding on and conclusive as to the claimant.

7.3 No Right to Assets. Any Participant (or Participant’s beneficiary) who may have or claim any interest in or right to any compensation, payment or benefit payable hereunder shall rely solely upon the unsecured promise of the Company as set forth herein for the payment thereof and shall have the status of a general unsecured creditor of the Company. The Plan constitutes a mere promise by the Company to make certain benefit payments in the future. The right of any Participant or beneficiary to benefits hereunder is strictly contractual. Notwithstanding the foregoing provisions of this Article VII, Mine Safety Appliances Company may, in its discretion, establish a trust to pay amounts becoming payable by the Company pursuant to this Plan, which trust shall be subject to the claims of the general creditors of Mine

Safety Appliances Company in the event of its bankruptcy or insolvency. Notwithstanding any establishment of such a trust, the Company shall remain responsible for the payment of any amounts so payable which are not so paid by such trust. If any such trust is established, the trustee will not be required to invest trust assets in accordance with the directions of Participants given in accordance with this Plan, although the trustee, in its discretion, may so invest the trust assets. Notwithstanding any provision of this Plan, all “investment powers” given to any Participant over his Supplemental Account are actually powers to direct a deemed investment of such Supplemental Account, thus determining the investment return on the contributions deemed made to such Supplemental Account and the amount of the benefit the Company must pay the Participant with respect to such Supplemental Account. It is intended that this Plan shall be unfunded for Federal income tax purposes and for purposes of Title I of ERISA. It is intended that any trust established in accordance with this Section 7.3 shall be treated as a grantor trust under the Code and that the establishment of such a trust shall not cause Participants to realize current income on amounts contributed thereto.

7.4 No Contract of Employment. This Plan shall not be construed to establish a guarantee of future or continued employment by the Company of any Participant.

7.5 Non-Alienation. Benefits payable under this Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment, whether voluntary or involuntary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, attach or garnish the same shall be void; nor shall any such distribution or payment be in any way liable for or subject to the debts, contracts, liabilities, engagements or torts of any person entitled to such distribution or payment. If any Participant or Beneficiary is adjudicated bankrupt or purports to anticipate, alienate, sell, transfer, assign, pledge, encumber, attach or garnish any such distribution or payment voluntarily or involuntarily, the Administrator, in its discretion, may hold or cause to be held or applied such distribution or payment or any part thereof to or for the benefit of such Participant or Beneficiary in such manner as the Administrator shall direct. The provisions of this Section 7.5 shall not apply to any benefit payable pursuant to a “qualified domestic relations order,” as defined in Section 414(p) of the Code, which the Administrator determines is applicable to any benefit hereunder as referenced in Section 6.5.

7.6 Payments to Minors or Incompetents. If the Administrator determines that any person entitled to payments under the Plan is a minor or incompetent by reason of physical or mental disability, it may cause all payments thereafter becoming due to such person to be made to any other person for his benefit, without responsibility to follow the application of amounts so paid. Payments made pursuant to this provision shall completely discharge the Company, the Plan, and the Administrator.

7.7 No Effect on Other Compensation and Benefits. Nothing contained herein shall exclude or in any manner modify or otherwise affect any existing or future rights of any Participant to participate in and receive the benefits of any compensation, bonus, pension, life insurance, medical or other employee benefit plan or program to which he or she otherwise might be or become entitled as an officer or employee of the Company.

7.8 Construction: Choice of Laws. The provisions of the Plan shall be construed, administered and governed under the laws of the Commonwealth of Pennsylvania (including its statute of limitations provisions, but excluding its choice of law provisions) to the extent such laws are not preempted by ERISA or any other federal laws which may from time to time be applicable. Whenever any words are used herein in the masculine gender, they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and whenever any words are used herein in the singular form, they shall be construed as though they were also used in the plural form in all cases where they would so apply. Titles of Articles and Sections hereof are for convenience of reference only and are not to be taken into account in construing the provisions of this Plan.

7.9 Invalidity of Provisions. If any provision of the Plan shall be held illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts of the Plan, but the Plan shall be construed and enforced as if said illegal and invalid provision had never been inserted herein.

7.10 Status. This Plan is not intended to satisfy the requirements for qualification under Section 401(a) of the Code. It is intended to be a nonqualified plan that is not subject to ERISA except as required by applicable law. The Plan shall be construed and administered so as to effectuate this intent.

7.11 Expenses. The Company shall bear all expenses incurred by the Administrator in administering this Plan.

7.12 Indemnification for Liability. The Company shall indemnify the Administrator and the employees of the Company to whom the Administrator delegates duties under this Plan, against any and all claims, losses, damages, expenses and liabilities arising from their responsibilities in connection with this Plan, unless the same is determined to be due to gross negligence or willful misconduct.

7.13 Successors. To the extent not automatically assumed by operation of law, the Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume the Company’s obligations hereunder in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

7.14 Withholding Requirements. Payment of benefits under this Plan shall be subject to applicable withholding requirements.

7.15 Amendment and Termination. The Company expects to continue the Plan indefinitely, but specifically reserves the right, in the sole and unfettered discretion of its Board, at any time, to amend, in whole or in part, any or all of the provisions of the Plan and to terminate the Plan in whole or in part, provided, however, that no such amendment or termination shall (a) reduce or adversely affect the benefits payable under the Plan to a Participant (or his Beneficiary) if the Participant’s termination of employment with the Company has occurred prior to such termination or amendment of the Plan, or (b) reduce or adversely affect the benefit to be paid with respect to the Participant on the date of such termination or amendment, as compared with the benefit that would have been payable with respect to the Participant if his employment had terminated on the day before the Plan was so terminated or amended. Upon a termination of the Plan, no further Supplemental Employee Contributions or Supplemental Company Matching Contributions shall be made under the Plan, but the Supplemental Accounts maintained under the Plan at the time of such Plan Termination shall continue to be governed by the terms of the Plan until paid out in accordance with such terms. Termination of the Plan shall not be a distribution event under the Plan.

7.16 Limitation of Liability. Notwithstanding any provision herein to the contrary, the Company, nor any individual acting as employee or agent of the Company, shall be liable to any Participant, former Participant, Beneficiary, or any other person for any claim, loss, liability or expense incurred in connection with the Plan, unless attributable to fraud or willful misconduct on the part of the Company or any such agent of the Company, or a breach by the Company of any provision of the Plan that results in a reduction of the benefit provided hereunder.

7.17 409A Compliance. Prior to January 1, 2008, the Plan was intended to and was administered to comply with the requirements of Code Section 409A, including good faith, reasonable statutory interpretations of Section 409A that occurred prior to the Plan’s execution date and that were contrary to the terms of the Plan, if any. The Plan shall at all times be interpreted in a manner consistent with Section 409A. In the event that any provision that is necessary for the Plan to comply with Section 409A is determined by the Administrator, in its sole discretion, to have been omitted, such omitted provision shall be deemed to be included herein and is hereby incorporated as part of the Plan.

IN WITNESS WHEREOF, Mine Safety Appliances Company has evidenced the adoption of the foregoing 2005 MSA Supplemental Savings Plan by its duly authorized officer and attested to on this19th day of December, 2008.

ATTEST:	MINE SAFETY APPLIANCES COMPANY

/s/ Douglas K. McClaine	By	/s/ Dennis L. Zeitler
Douglas K. McClaine		Dennis L. Zeitler
Secretary		Vice President, CFO, and Treasurer